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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. __)*

                                  FVC.COM, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  30266P-10-0
                                 (CUSIP NUMBER)

William D. Savoy                                     Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                         Irell & Manella LLP
110-110th Avenue N.E., Suite 550                     1800 Avenue of the Stars
Bellevue, WA  98004                                  Suite 900
(206) 453-1940                                       Los Angeles, CA  90067
                                                     (310) 277-1010

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 8, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

-----------------------                                      -------------------
CUSIP NO. 30266P-10-0                 13D                    Page 2 of 15 Pages
-----------------------                                      -------------------

================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)
                                                                 (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
  NUMBER OF                -0- SHARES
   SHARES           ------------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER
  OWNED BY                 4,475,125 SHARES (1)
    EACH            ------------------------------------------------------------
 REPORTING            9.   SOLE DISPOSITIVE POWER
PERSON WITH                -0- SHARES
                    ------------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                           4,475,125 SHARES (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,475,125 SHARES (1)
================================================================================

-----------------------                                      -------------------
CUSIP NO. 30266P-10-0                 13D                    Page 3 of 15 Pages
-----------------------                                      -------------------

================================================================================
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
================================================================================


(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                      -------------------
CUSIP NO. 30266P-10-0                 13D                    Page 4 of 15 Pages
-----------------------                                      -------------------


================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)
                                                                 (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

  NUMBER OF      7.       SOLE VOTING POWER
   SHARES                 -0- SHARES
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        8.        SHARED VOTING POWER
    EACH                   4,475,125 SHARES (1)
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9.       SOLE DISPOSITIVE POWER
                          -0- SHARES
                 ---------------------------------------------------------------
                 10.      SHARED DISPOSITIVE POWER
                          4,475,125 SHARES (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,475,125 SHARES (1)
================================================================================

-----------------------                                      -------------------
CUSIP NO. 30266P-10-0                 13D                    Page 5 of 15 Pages
-----------------------                                      -------------------

================================================================================
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
================================================================================


(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, $0.001 par value per share, of FVC.COM, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3393 Octavius Drive, Santa Clara, California 95054. The Issuer's telephone number is (405) 567-7200.

ITEM 2. IDENTITY AND BACKGROUND.

        The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

        Paul G. Allen, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

        William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

        Bert Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

        Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

        During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As more fully described in Item 6 below, on June 8, 2000, Vulcan Ventures and the Issuer entered into a Stock Purchase Agreement pursuant to which Vulcan Ventures purchased from the Issuer 27,437 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and a warrant to purchase 850,000 shares of Common Stock (the

"Warrant") for an aggregate purchase price of $27,437,000, subject to the terms and conditions set forth in the Stock Purchase Agreement. Vulcan Ventures funded its purchase of the Preferred Stock and the Warrant from its working capital following a capital contribution from Mr. Allen, which was funded by Mr. Allen's personal funds.

        None of the funds used to purchase such shares of Preferred Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Preferred Stock.

ITEM 4. PURPOSE OF TRANSACTION.

        Vulcan Ventures and Mr. Allen acquired the shares of Preferred Stock acquired pursuant to the Stock Purchase Agreement for investment purposes and in order to obtain representation on the Issuer's Board of Directors. Subject to the limitations set forth in the Stock Purchase Agreement, Vulcan Ventures and/or Mr. Allen may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures or Mr. Allen may determine to dispose of some or all of their beneficial holdings of the Issuer's securities. Each reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide, subject to the terms and conditions of the Stock Purchase Agreement.

        In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

        Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, Vulcan Ventures and Mr. Allen reserve the right to formulate plans or proposals specified in clauses (a) through (j) of Item 4 of
Schedule 13D, subject to the Stock Purchase Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) On June 8, 2000, the sale of 27,437 shares of the Preferred Stock and the Warrant by the Issuer to Vulcan Ventures pursuant to the Stock Purchase Agreement was consummated. Vulcan Ventures and Mr. Allen each beneficially owns 4,475,125 shares of the Issuer's Common Stock (assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock and immediate exercise of the Warrant).

        Vulcan Ventures' and Mr. Allen's stockholdings (assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock and immediate exercise of the Warrant) represent approximately 20.8% of the shares of the Issuer's Common Stock outstanding.

        All of the percentages set forth in this Item 5(a) are based upon 17,234,325 shares of the Issuer's Common Stock outstanding as of May 30, 2000.

        To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Common Stock.

        (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 4,475,125 shares of Common Stock beneficially owned by Vulcan Ventures.

        (c) Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past sixty days.

        (d) Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Stock Purchase Agreement

        Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of June 8, 2000, between Vulcan Ventures and the Issuer, the Issuer sold to Vulcan Ventures, and Vulcan Ventures purchased from the Issuer, 27,437 shares of the Preferred Stock and the Warrant for an aggregate purchase price of $27,437,000. The consummation of the sale of the Preferred Stock and the Warrant by the Issuer to Vulcan Ventures is referred to as the "Closing." Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Stock Purchase Agreement. Concurrently with the Closing, Vulcan Ventures and the Issuer entered into a Registration Rights Agreement.

        In accordance with the requirements of the Stock Purchase Agreement, the Issuer will set the number of the members of the Board of Directors at seven. Holders of a majority of the outstanding shares of Preferred Stock will be entitled to designate one director (the "Purchaser Director") to serve on the Board of Directors of the Issuer, subject to expiration or early termination of the applicable waiting period under the HSR Act. The

Issuer will, as soon as practicable after such time, take all action as may be required to cause the Purchaser Director to be appointed or elected to the Board of Directors, whether by appointment by the Board of a nominee designated by Vulcan Ventures, through calling a special meeting of the holders of shares of Preferred Stock to elect such director to the Board or otherwise, and will take all action necessary to cause such individual to be elected, including either increasing the size of the Board or securing the resignation of an incumbent director or both. The Purchaser Director will be entitled to serve on the Executive Committee (if any), the Planning Committee (if any), the Steering Committee (if any), the Nominating Committee (if any) or any other committee of the Board of Directors of the Issuer that is similar to any of the foregoing and, upon election of the Purchaser Director, the Issuer will take all action necessary to cause the Purchaser Director to be on any such committees of the Board.

        Pursuant to the Stock Purchase Agreement, so long as Vulcan Ventures (together with its affiliates) owns at least 50% of the shares of the Preferred Stock issued at the Closing, Vulcan Ventures will have the right under certain circumstances in connection with new issuances of securities by the Issuer to purchase securities from the Issuer on comparable terms to such issuance in order to maintain its percentage ownership interest in the Issuer.

        Pursuant to the Stock Purchase Agreement, so long as Vulcan Ventures (together with its affiliates) owns at least 50% of the shares of the Preferred Stock issued at the Closing, the Issuer will consult with Vulcan Ventures with respect to each of the following (each, a "Proposal"): (i) the Issuer's Annual Budget; (ii) any proposed sale, lease, transfer or other disposition of assets (including, without limitation, by merger) having a fair market value of at least 30% of the fair market value of the assets of the Issuer and its subsidiaries on a consolidated basis (other than a Takeover Proposal (as defined below)); (iii) any Takeover Proposal; (iv) any proposed acquisition by the Issuer or any subsidiary thereof of another entity or business whether by means of a purchase of equity interests or the purchase of all or substantially all of the assets of such entity or business or by merger, consolidation, reorganization, issuance or exchange of securities or otherwise where the consideration involved (including, without limitation, non-cash consideration) has a value of at least $50,000,000; and (v) subject to certain exceptions, any proposed issuance of any debt or equity securities of the Issuer. The Issuer will provide Vulcan Ventures with written notice (a "Consultation Notice") of each Proposal. Vulcan Ventures will have five business days following receipt of a Consultation Notice (the "Consultation Period") to review and consider the Proposal and to consult with the Issuer. In addition, in connection with any Takeover Proposal, the Issuer generally will not accept or enter into any agreement concerning such Takeover Proposal nor issue any securities or agree to pay a termination or break-up fee in connection with such Takeover Proposal during the Consultation Period, and the Issuer will afford Vulcan Ventures an opportunity to discuss with the Issuer what, if any, response Vulcan Ventures may desire to make with respect to such Takeover Proposal. "Takeover Proposal" means that the Issuer proposes to enter into negotiations or discussions with any person or entity (other than an affiliate of Vulcan Ventures) regarding (i) a proposed sale of all or substantially all of the Issuer's assets, (ii) a proposed sale or issuance of the Issuer's equity securities resulting in any person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) owning a majority of the outstanding shares of Common Stock of the Issuer, or (iii) a proposed merger, consolidation, business combination or other similar transaction.

        Pursuant to the Stock Purchase Agreement, until the first anniversary of the date of the Stock Purchase Agreement (the "Standstill Expiration Date"), Vulcan Ventures, except as otherwise contemplated by the Stock Purchase Agreement, will not directly or indirectly, and will not authorize or permit any of its affiliates to directly or indirectly, (i) initiate, effect or participate in (a) any acquisition of any securities (or beneficial ownership thereof) or assets of the Issuer, any of its subsidiaries or other affiliates or any division of the Issuer, or any successor to the Issuer and any rights or options to acquire the same (other than pursuant to the Stock Purchase Agreement or the conversion or exercise of any securities to be acquired by Vulcan Ventures pursuant to the Stock Purchase Agreement), (b) any acquisition of any assets (other than in the ordinary course of business) of the Issuer, any of its subsidiaries or other affiliates or any division of the Issuer, or any successor to the Issuer, (c) any tender or exchange offer, merger or business combination involving the Issuer or any of its subsidiaries or other affiliates, or involving any securities of the Issuer or any securities of any subsidiary or other affiliate of the Issuer, (d) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries or other affiliates, or involving any securities of the Issuer or any securities of any subsidiary or other affiliate of the Issuer, or (e) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Issuer; (ii) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934 and the rules promulgated thereunder) with respect to the Issuer or the beneficial ownership of any securities of the Issuer; (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Issuer; (iv) take any action that would be expected to require the Issuer to make a public announcement regarding any of the matters set forth in clause (i) above; (v) agree or offer to take or knowingly encourage or propose (publicly or otherwise) the taking of, any action referred to in clauses
(i), (ii), (iii) or (iv) above; or (vi) enter into any discussions or arrangements with any third party with respect to any of the foregoing; provided, however, that, notwithstanding the foregoing, Vulcan Ventures may acquire beneficial ownership of up to 40% of the Common Stock of the Issuer outstanding on a fully diluted basis (the "Permitted Percentage").

        Notwithstanding the foregoing, in the event that (a) any person or entity that is not an affiliate of Vulcan Ventures has commenced a hostile tender or exchange offer (without the support or encouragement of Vulcan Ventures or any affiliate of Vulcan Ventures) for at least a majority of the outstanding shares of Common Stock of the Company, (b) any person or entity that is not an affiliate of Vulcan Ventures has publicly announced that it has purchased or intends to purchase (in the open market, by agreement or otherwise) shares of the equity securities of the Issuer constituting at least a majority of the outstanding voting securities of the Issuer with respect to the election of directors, and, in the case of purchases in the open market, Vulcan Ventures has a good faith belief that such purchases have commenced, (c) any person or entity (other than the Issuer) that is not an affiliate of Vulcan Ventures has publicly announced that it intends to solicit, or has commenced solicitation of, proxies or consents to elect (or remove) a majority of the members of the Board of Directors of the Issuer, (d) the Board of Directors formally approves any transaction or definitive agreement with respect to a transaction that would upon consummation constitute a change of control of the Issuer, or (e) the Board of Directors adopts resolutions approving the disposition of all or substantially all of the Issuer's assets, then the Permitted Percentage will toll and have no force or effect beginning upon the occurrence of such event and ending on the Standstill Resumption Date.

        Pursuant to the Stock Purchase Agreement, the Company will not adopt a shareholder rights plan or similar defensive measure unless Vulcan Ventures is made exempt from the plan up to the Permitted Percentage.

        Pursuant to the Stock Purchase Agreement, so long as Vulcan Ventures (together with its affiliates) owns at least 50% of the shares of the Preferred Stock issued at the Closing, the Issuer will offer and make available to Vulcan Ventures and its affiliates licensing and business arrangements relating to the Company's technologies, products and services on a "most favored nation" basis (i.e., on terms and conditions at least as favorable as those agreed to with any third party for similar technologies, products and services at substantially the level of purchase or other financial commitment).

        The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1.

        Certificate of Designation

        As contemplated by the Stock Purchase Agreement, immediately prior to the Closing, the Certificate of Designation was filed with the Secretary of State of the State of Delaware to create the series of Preferred Stock. Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Certificate of Designation.

        The Preferred Stock is entitled to the rights, preferences and privileges set forth in the Certificate of Designation.

        The Certificate of Designation designates 27,437 shares of the Issuer's authorized Preferred Stock, $.001 par value, to constitute the Series A Convertible Preferred Stock.

        Pursuant to the Certificate of Designation (i) the Preferred Stock is not entitled to receive dividends unless and until, among other things, the Board of Directors of the Issuer declares a dividend on the Common Stock, (ii) the Board of Directors may not declare or pay such a dividend on the Common Stock unless there will be a simultaneous declaration or payment, as applicable, of a dividend upon the Preferred Stock and after the payment of the dividends upon the Common Stock and the Preferred Stock, the Issuer's net worth exceeds the aggregate liquidation preference of the Preferred Stock, and (iii) the dividend which is declared upon each share of Preferred Stock will be equal in amount to the dividend payable upon that number of shares of Common Stock acquirable upon conversion of a share of Preferred Stock immediately before the declaration of such dividend on the Preferred Stock.

        Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, (i) the Preferred Stock will rank senior to the Common Stock and any other Company stock that is junior to the Preferred Stock (collectively, the "Junior Stock"), and
(ii) the Preferred Stock will be entitled to $1,000 per share (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) (the "Liquidation Preference") plus declared and unpaid dividends prior to any payment to Junior Stock. Except as set forth in the previous sentence, holders of shares of Preferred Stock will not be entitled to any distribution in the event of liquidation, dissolution or winding up of the Company.

        Each holder of shares of Preferred Stock will have the right to one vote for each share of Common Stock into which such holder's shares of Preferred Stock could then be converted and, except as otherwise required by law, will be entitled to vote with respect to any question upon which holders of Common Stock have the right to vote; provided, however, that the shares of Preferred Stock will not have any voting power with respect to the election of directors unless and until the making of any necessary filings required by Vulcan Ventures and the Issuer by, and the expiration or termination of any applicable waiting periods under, the HSR Act.

        In addition, subject to certain exceptions, so long as there is outstanding at least a majority of the Preferred Stock issued at the Closing, the consent of holders of at least a majority of the Preferred Stock, voting as a class, is required to effect certain corporate actions, including, without limitation, to amend, modify or repeal the Issuer's Certificate of Incorporation or By-Laws or the Certificate of Designation in any manner which would adversely affect the powers, preferences or special rights of the Preferred Stock and to authorize or create any shares of any class or series of preferred stock ranking on liquidation prior and in preference to the Preferred Stock ("Senior Stock") or any class of stock ranking on liquidation on a parity with the Preferred Stock ("Parity Stock") or to reclassify any authorized stock of the Issuer into any such Senior Stock or Parity Stock or to create or authorize any obligation or security convertible into or evidencing the right to purchase shares of any such Senior Stock or Parity Stock.

        So long as there is outstanding at least a majority of the Preferred Stock issued at the Closing, the consent of holders of a majority of the Preferred Stock, voting as a class, is also required for any of the following corporate actions: (i) the liquidation, dissolution or winding up of the Issuer;
(ii) the commencement by the Issuer of any voluntary bankruptcy proceeding; and
(iii) the redemption or repurchase of any Junior Stock or Parity Stock or any securities convertible into Junior Stock or Parity Stock, other than a repurchase in connection with the termination of employees, consultants, directors or advisors of the Issuer.

        In addition to the voting rights described above, so long as Vulcan Ventures and its affiliates own at least a majority of the Preferred Stock issued at the Closing, holders of Preferred Stock, voting as a class, will be entitled to nominate and elect one director to serve on the Board of Directors of the Issuer; provided, however, that the shares of Preferred Stock will not have any voting power with respect to the election of such director unless and until the making of any necessary filings by Vulcan Ventures and the Issuer by, and the expiration or termination of any applicable waiting periods under, the HSR Act.

        Subject to compliance with the HSR Act, each share of Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to the result of dividing (i) the sum of (A) the aggregate Liquidation Preference of all the Preferred Stock to be converted plus (B) any declared but unpaid dividends on such shares, by (ii) the Conversion Price, which initially is set at $8.00 per share of Common Stock, subject to adjustment from time to time for stock dividends, subdivisions, reclassifications or combinations, certain diluting issuances of Additional Shares of Common Stock and certain other events. In addition, shares of Preferred Stock will automatically be converted on the same basis into shares of Common Stock if a holder transfers such shares to an unaffiliated party or if there is a Change of Control of the Issuer.

        The Certificate of Designation includes certain customary anti-dilution provisions that are triggered if the Company (i) declares a dividend or makes a distribution on its Common Stock in shares of Common Stock, (ii) subdivides or reclassifies the outstanding shares of Common Stock into a greater number of shares, or (iii) combines or reclassifies the outstanding Common Stock into a smaller number of shares. The Certificate of Designation also includes certain weighted-average anti-dilution provisions that are triggered upon certain diluting issuances of Additional Shares of Common Stock.

        The Preferred Stock is not subject to mandatory or optional redemption.

        The foregoing description of the Certificate of Designation is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of the form of which is filed as an exhibit to Exhibit 10.1.

        Warrant

        Pursuant to the Stock Purchase Agreement, at the Closing, the Issuer issued the Warrant to Vulcan Ventures. The Warrant covers 850,000 shares of Common Stock and is exercisable at any time prior to June 8, 2005 at a purchase price of $7.00 per share (the "Purchase Price"). The Purchase Price and the number of shares into which the Warrant is exercisable from time to time are subject to adjustment upon the occurrence of certain events, including (i) stock subdivisions, combinations, reclassifications and dividends and (ii) certain reorganizations, consolidations, mergers or asset sales involving the Issuer. In addition, the Warrant includes certain weighted-average anti-dilution provisions that are triggered upon certain diluting issuances of Additional Shares of Common Stock (as defined in the Warrant).

        The foregoing description of the Warrant is not, and does not purport to be, complete and is qualified in its entirety by reference to the Warrant, a copy of the form of which is filed as an exhibit to Exhibit 10.1.

        Registration Rights

        Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement"), dated as of June 8, 2000 between Vulcan Ventures and the Issuer, Vulcan Ventures received certain registration rights. Pursuant to the Registration Rights Agreement, the Issuer has agreed to effect three "demand" registrations at the request of the Majority Holders (as defined in the Registration Rights Agreement), provided that each such demand registration must be in respect of a number of Registrable Securities (as defined in the Registration Rights Agreement) at least equal to 5% of the shares of the Common Stock then outstanding. In addition, Holders (as defined in the Registration Rights Agreement) have certain "piggyback" or "incidental" registration rights in connection with registrations by the Issuer under the Securities Act of 1933. Finally, the Issuer has agreed to effect "short-form" registrations on Form S-3 at the request of any Holder or Holders, provided that, among other things, the Issuer is qualified as a registrant entitled to use Form S-3 and the Holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public equal to or greater than $2,500,000.

        The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 10.2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 10.1: Stock Purchase Agreement dated as of June 8, 2000, between FVC.COM, Inc. and Vulcan Ventures Incorporated relating to the purchase and sale of Series A
                         Convertible Preferred Stock of FVC.COM, Inc.
                         (including, among other things, Exhibit A - Form of
                         Warrant and Exhibit B - Form of Certificate of
                         Designation).

        Exhibit 10.2: Registration Rights Agreement dated as of June 8, 2000, between FVC.COM, Inc. and Vulcan Ventures Incorporated.

        Exhibit 99.1:    Joint Filing Statement

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2000                   VULCAN VENTURES
                                        INCORPORATED



                                        By: /s/ WILLIAM D. SAVOY
                                           -------------------------------------
                                               Name:   William D. Savoy
                                               Title:  President



Dated:  June 19, 2000                                     *
                                        ----------------------------------------
                                                    Paul G. Allen



                                        *By: /s/ WILLIAM D. SAVOY
                                            ------------------------------------
                                        William D. Savoy as Attorney-in-Fact for
                                        Paul G. Allen pursuant to a Power of
                                        Attorney filed on August 30, 1999, with
                                        the Schedule 13G of Vulcan Ventures
                                        Incorporated and Paul G. Allen for
                                        Pathogenesis, Inc. and incorporated
                                        herein by reference

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
----------          -----------
   10.1             Stock Purchase Agreement dated as of June 8, 2000, between
                    FVC.COM, Inc. and Vulcan Ventures Incorporated relating to the purchase and sale of Series A Convertible Preferred
                    Stock of FVC.COM, Inc. (including, among other things,
                    Exhibit A - Form of Warrant and Exhibit B - Form of
                    Certificate of Designation).

   10.2 Registration Rights Agreement dated as of June 8, 2000, between FVC.COM, Inc. and Vulcan Ventures Incorporated.

   99.1             Joint Filing Statement